November 17, 2004

Via Facsimile (609) 951-0824 and U.S. Mail

Nanette W. Mantell, Esq.
Reed Smith LLP
136 Main Street
Princeton, NJ 08540

Re:	Ansell Limited
Schedule 13E4F filed October 14, 2004
      File No. 5-59401

Dear Ms. Mantell:

      We have reviewed the above-referenced filing and have the following comments.

1. We note your response to prior comment 5. We continue to believe that your client`s offer to purchase less than marketable parcels does not fully comply with Rule 13e-4(f)(8). The staff of the Division of Corporation Finance will not undertake any further review of the Schedule TO-I at this time. Responsibility for compliance with Rule 13e-4(f)(8), and any other provision of the federal securities laws, rests with you.
Closing Comments
As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing any amendment or response to our comments. The staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.



Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions
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November 17, 2004
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE